Exhibit 99.1

GERDAU

Shape the future

QUARTERLY RESULTS

GERDAU S.A.

4Q19

São Paulo, February 19, 2020 – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the fourth quarter of 2019. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

CONSOLIDATED HIGHLIGHTS

●	Free cash flow generation was R$ 2.3 billion in 4Q19, due to the robust release of working capital in the period.
●	Net debt of R$ 9.8 billion and net debt/EBITDA ratio of 1.67x in 4Q19, the best result since 2011.
●	Growth of 13% in shipments in the domestic market of the Brazil BD in 4Q19 compared to 4Q18, confirming the recovery in demand, especially in the construction industry.

Free Cash Flow (R$ million)

Net debt / EBITDA

GERDAU’S PERFORMANCE IN 4Q19

Operating Results

CONSOLIDATED	4Q19	4Q18	∆	3Q19	∆	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	2,952	3,221	-8.4%	2,733	8.0%	12,453	15,342	-18.8%
Shipments of steel	3,078	3,167	-2.8%	3,056	0.7%	12,090	14,561	-17.0%
Results (R$ million)
Net Sales	9,533	10,900	-12.5%	9,931	-4.0%	39,644	46,159	-14.1%
Cost of Goods Sold	(8,857)	(9,596)	-7.7%	(8,946)	-1.0%	(35,441)	(40,010)	-11.4%
Gross profit	676	1,304	-48.2%	985	-31.4%	4,203	6,149	-31.6%
Gross margin (%)	7.1%	12.0%		9.9%		10.6%	13.3%
SG&A	(353)	(400)	-11.8%	(372)	-5.1%	(1,430)	(1,652)	-13.4%
Selling expenses	(118)	(138)	-14.5%	(123)	-4.1%	(476)	(570)	-16.5%
General and administrative expenses	(235)	(262)	-10.3%	(249)	-5.6%	(954)	(1,082)	-11.8%
%SG&A/Net Sales	3.7%	3.7%		3.7%		3.6%	3.6%
Adjusted EBITDA	1,132	1,404	-19.4%	1,457	-22.3%	5,712	6,657	-14.2%
Adjusted EBITDA Margin	11.9%	12.9%		14.7%		14.4%	14.4%

Production and Shipments

In 4Q19, crude steel production decreased in relation to 4Q18, mainly due to the lower production volume at the Special Steel BD and to the divestment of the rebar operations in the North America BD. Compared to 3Q19, crude steel production increased, due to the resumption of operations at Blast Furnace 1 in Ouro Branco, Minas Gerais, even with the scheduled shutdown of the melt shops in Brazil.

Steel shipments decreased in 4Q19 compared to 4Q18, due to lower shipments in the Special Steel BD and to the divestment of rebar assets in the North America BD.

Operating result

The reduction in net sales and the lower consolidated costs of shipments in 4Q19 in relation to 4Q18 were mainly due to the decrease in net sales per tonne sold, which was affected by the lower prices in international markets and the decrease of the costs per tonne sold.

Consolidated gross profit and gross margin decreased, reflecting the lower shipments and lower international prices mentioned above.

Selling, general and administrative expenses decreased in 4Q19 in relation to 4Q18, given the ongoing operating efficiency gains and the digital innovation initiatives, as well as the divestments. Meanwhile, as a ratio of net sales, selling, general and administrative expenses remained stable at 3.7% in 4Q19.

In 2019, this ratio was 3.6%, in line with 2018.

Breakdown of Consolidated EBITDA (R$ million)	4Q19	4Q18	∆	3Q19	∆	12M19	12M18	∆
Net income	102	389	-73.8%	289	-64.7%	1,217	2,326	-47.7%
Net financial result	273	392	-30.4%	562	-51.4%	1,509	1,890	-20.2%
Provision for income and social contribution taxes	193	(149)	-	(150)	-	458	(169)	-
Depreciation and amortization	538	504	6.7%	502	7.2%	2,073	1,892	9.6%
EBITDA - Instruction CVM ¹	1,106	1,136	-2.6%	1,203	-8.1%	5,257	5,939	-11.5%
Gains and losses on assets held for sale and sales in subsidiaries	-	186	-	-	-	-	414	-
Equity in earnings of unconsolidated companies	2	29	-93%	(9)	-	16	(10)	-
Proportional EBITDA of associated companies and jointly controlled entities	86	53	62.3%	82	4.9%	320	314	1.9%
Maintanence stoppage / Impacts from refurbishment of BF 1	131	-	-	238	-45.0%	369	-	-
Tax reversals/provisions	(193)	-	-	(57)	238.6%	(250)	-	-
Adjusted EBITDA²	1,132	1,404	-19.4%	1,457	-22.3%	5,712	6,657	-14.2%
Adjusted EBITDA Margin	11.9%	12.9%		14.7%		14.4%	14.4%

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	4Q19	4Q18	3Q19	12M19	12M18
EBITDA - Instruction CVM ¹	1,106	1,136	1,203	5,257	5,939
Depreciation and amortization	(538)	(504)	(502)	(2,073)	(1,892)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	568	632	701	3,184	4,047

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

Adjusted EBITDA and adjusted EBITDA margin declined in 4Q19 compared to 4Q18, mainly due to the performance of the Special Steel BD and the lower international prices.

EBITDA (R$ million) and EBITDA Margin (%)

CONSOLIDATED (R$ million)	4Q19	4Q18	∆	3Q19	∆	12M19	12M18	∆
Income before financial income expenses and taxes¹	568	632	-10.1%	701	-19.0%	3,184	4,047	-21.3%
Financial Result	(273)	(392)	-30.4%	(562)	-51.4%	(1,509)	(1,890)	-20.2%
Financial income	85	82	3.7%	49	73.5%	223	204	9.3%
Financial expenses	(404)	(425)	-4.9%	(368)	9.8%	(1,470)	(1,579)	-6.9%
Exchange variation, net (including net investment hedge)	94	181	-48.1%	(193)	-	(120)	(346)	-65.3%
Exchange variation (other currencies)	(49)	6	-	(41)	19.5%	(127)	23	-
Bonds repurchase expenses	-	(224)	-	-	-	-	(224)	-
Gains (losses) on financial instruments, net	1	(12)	-	(9)	-	(15)	32	-
Income before taxes¹	295	240	22.9%	139	112.2%	1,675	2,157	-22.3%
Income and social contribution taxes	(193)	149	-	150	-	(458)	169	-
Exchange variation including net investment hedge	(81)	(129)	-37.2%	211	-	(109)	358	-
Other lines	(91)	(209)	-56.5%	(61)	49.2%	(526)	(646)	-18.6%
Non-recurring items	(21)	487	-	-	-	(40)	457	-
Consolidated Net Income ¹	102	389	-73.8%	289	-64.7%	1,217	2,326	-47.7%
Non-recurring items	(41)	(77)	-46.8%	119	-	78	181	-56.9%
Gains and losses on assets held for sale and sales on interest in subsidiaries	-	186	-	-	-	-	414	-
Maintanence stoppage / Impacts from refurbishment of BF 1	131	-	-	238	-45.0%	369	-	-
Bonds repurchase expenses	-	224	-	-	-	-	224	-
Tax reversals/provisions	(193)	-	-	(57)	238.6%	(250)	-	-
Income and social contribution taxes - non-recurring items	21	(487)	-	(62)	-	(40)	(457)	-91.2%
Consolidated Adjusted Net Income²	61	312	-80.4%	408	-85.0%	1,295	2,507	-48.3%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

In 4Q19 compared to 4Q18, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar and in other currencies, which were practically offset by the line “Income Tax/Social Contribution – effects from exchange variation that include net investment hedge.” In addition, financial expenses decreased due to the ongoing efforts to reduce debt.

Adjusted net income in 4Q19 decreased in relation to 4Q18, in line with EBITDA in the period.

Dividends

Gerdau S.A. approved the payment of dividends in the amount of R$ 51 million (R$ 0.03 per share) in 4Q19, which was distributed as an advance on the minimum mandatory dividend stipulated in the Bylaws.

Payment date: March 11, 2020

Record date: shareholdings on February 28, 2020

Ex-dividend date: March 02, 2020

Working Capital and Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net revenue in the quarter) went from 78 days in September 2019 to 62 days in December 2019, due to the reduction in inventory.

Working Capital (R$ million) and Cash Conversion Cycle (days)

Financial Liabilities

Debt composition (R$ Million)	12.31.2019	09.30.2019	12.31.2018
Short Term	1,562	2,262	1,825
Long Term	14,488	13,232	13,082
Gross Debt	16,050	15,494	14,907
Cash, cash equivalents and short-term investments	6,295	3,432	3,349
Net Debt	9,755	12,062	11,558

On December 31, 2019, gross debt was 9,7% short term and 90.3% long term. Broken down by currency, 18.4% of gross debt was denominated in Brazilian real, 81.2% in U.S. dollar and 0.4% in other currencies.

On December 31, 2019, 52% of cash was denominated in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	12.31.2019		09.30.2019		12.31.2018
Gross debt / Total capitalization ¹	37%		36%		36%
Net debt² (R$) / EBITDA ³ (R$)	1.67	x	1.96	x	1.71	x

1 - Total capitalization = shareholders' equity + gross debt – interest expenses
2 - Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.
3 - Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio from 1.96x on September 30, 2019 to 1.67x on December 31, 2019 is explained mainly by the free cash flow generation in the period.

Payment schedule of gross debt (non-current)

On December 31, 2019, the nominal weighted average cost of gross debt was 5.5%, considering 4.7% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 6.1% for the portion contracted by subsidiaries abroad. On December 31, 2019, the average gross debt term was 7.4 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Investments

Capital expenditure amounted to R$ 1.746 million in 2019, with R$ 797 million allocated to general maintenance, R$ 424 million to maintenance of the Ouro Branco Mill and R$ 525 million to technological expansion and modernization. Of the total amount invested in the quarter, 49% was allocated to the Brazil BD, 24% to the Special Steel BD, 23% to the North America BD and 4% to the South America BD.

The Company reaffirms its investment plan for 2020 of R$ 2.6 billion, which is part of the CAPEX program of R$ 7 billion for the three-year period (2019-2021).

The investments in technological expansion and modernization will be made as expectations for the market’s recovery and for free cash flow generation in the period are confirmed.

Gerdau S.A. announced to its shareholders and the general market that, on November 26, 2019, its subsidiary Gerdau Aços Longos S.A. entered into a final agreement with Hierros Añón, S.A. and Gallega de Mallas, S.L. for the acquisition of 96.35% of the shares issued by Siderúrgica Latino-Americana S.A. (“SILAT”), a company located in Caucaia, in the metropolitan area of Fortaleza, State of Ceará, for economic value of US$ 110.8 million, subject to the typical adjustments to the acquisition price.  The consummation of the transaction is subject to approval by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) and to the fulfillment of conditions precedent typical to transactions of this type. SILAT has annual installed production capacity of 600,000 tonnes of rolled products. The acquisition is part of Gerdau’s strategy to improve service to its clients in the Brazilian market.

Free Cash Flow

Free cash flow generation increased significantly in 4Q19 compared to both 4Q18 and 3Q19, to R$ 2.3 billion, due to the robust release of working capital in the period, mainly due to the reduction in the inventories of raw materials and finished products given the shutdown of the melt shops in December.

Free Cash Flow (R$ million)

Free Cash Flow - Quarterly (R$ million)

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;

•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

BRAZIL BD	4Q19	4Q18	∆	3Q19	∆	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	1,439	1,454	-1.0%	1,079	33.4%	5,563	5,845	-4.8%
Shipments of steel	1,493	1,311	13.9%	1,415	5.5%	5,609	5,535	1.3%
Domestic Market	1,004	887	13.2%	1,031	-2.6%	3,959	3,951	0.2%
Exports	490	424	15.6%	384	27.6%	1,650	1,585	4.1%
Shipments of long steel	1,059	921	14.9%	1,072	-1.2%	4,134	4,079	1.4%
Domestic Market	637	589	8.1%	698	-8.7%	2,633	2,683	-1.9%
Exports	423	332	27.4%	374	13.1%	1,500	1,396	7.5%
Shipments of flat steel	434	390	11.4%	343	26.5%	1,475	1,457	1.3%
Domestic Market	367	298	23.2%	333	10.2%	1,325	1,268	4.5%
Exports	67	92	-27.0%	10	570.0%	150	189	-20.6%
Results (R$ million)
Net Sales¹	4,057	3,946	2.8%	4,198	-3.4%	16,122	15,745	2.4%
Domestic Market	3,175	3,023	5.0%	3,446	-7.9%	12,912	12,320	4.8%
Exports	882	923	-4.5%	752	17.3%	3,210	3,425	-6.3%
Cost of Goods Sold	(3,782)	(3,374)	12.1%	(3,835)	-1.4%	(14,363)	(13,044)	10.1%
Gross profit	275	571	-51.9%	363	-24.2%	1,759	2,701	-34.9%
Gross margin (%)	6.8%	14.5%		8.6%		10.9%	17.2%
Adjusted EBITDA²	543	647	-16.0%	706	-23.1%	2,639	3,032	-12.9%
Adjusted EBITDA Margin (%)	13.4%	16.4%		16.8%		16.4%	19.3%

1 – Includes iron ore sales.

2 – Adjusted EBITDA due to the impacts from refurbishment of Blast Furnace 1 at the Ouro Branco Mill, net of tax reversals/provisions in 4Q19, 3Q19 and 12M19.

Production and shipments

In 4Q19, crude steel production was stable in relation to 4Q18, a period when the shutdown of the melt shops was neutralized by the higher production of Blast Furnace 1 at the Ouro Branco Mill. Compared to 3Q19, production increased, since during that period Blast Furnace 1 at Ouro Branco was undergoing maintenance.

Shipments in Brazil’s domestic market increased in 4Q19 compared to 4Q18, confirming the stronger demand in the construction and manufacturing sectors. Note that shipments of reinforced concrete products (rebar and fabricated rebar) increased by 17%, while shipments of heavy plates increased by 36%. Export shipments grew in relation to both 4Q18 and 3Q19.

In 4Q19, 442,000 tonnes of iron ore were sold to third parties and 1,216,000 tonnes were consumed internally. In 4Q18, shipments to third parties amounted to 642,000 tonnes and 1,224,000 tonnes of iron ore were consumed internally. The lower iron ore shipments in the comparison period impacted the net sales of the Brazil BD.

Operating Result

Net sales increased in 4Q19 in relation to 4Q18, supported by the growth in shipments, which was influenced by the recovery in domestic demand. Compared to 3Q19, the decrease in net sales is explained by the worse mix of sales in the domestic and export markets (share of exports in total shipments increased from 27% to 33%), combined with the lower prices in international markets.

Cost of goods sold increased in 4Q19 in relation to 4Q18, due to the impacts of the refurbishment of Blast Furnace 1 at the Ouro Branco Mill and the shutdown of the melt shops.

The decreases in gross profit and gross margin in 4Q19 compared to 4Q18 and 3Q19 were due to the lower profitability of exports and to the impacts from the shutdowns of the melt shops, which resulted in a lower dilution of fixed costs.

In 4Q19, EBITDA and EBITDA margin decreased in relation to 4Q18 and 3Q19, accompanying the decrease in gross profit and gross margin, which was smoothed by excluding the effects from nonrecurring items associated with the refurbishment of Blast Furnace 1 at the Ouro Branco Mill and the shutdowns of the melt shops (-R$ 131 million), net of tax reversals/provisions in 4Q19 (+R$ 193 million).

EBITDA (R$ million) and EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	4Q19	4Q18	∆	3Q19	∆	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	1,053	1,179	-10.7%	1,086	-3.0%	4,601	6,431	-28.5%
Shipments of steel	1,050	1,198	-12.4%	1,083	-3.0%	4,275	6,085	-29.7%
Results (R$ million)
Net Sales	3,375	4,335	-22.1%	3,627	-6.9%	14,656	19,927	-26.5%
Cost of Goods Sold	(3,201)	(3,915)	-18.2%	(3,310)	-3.3%	(13,351)	(18,165)	-26.5%
Gross profit	174	420	-58.6%	317	-45.1%	1,305	1,763	-26.0%
Gross margin (%)	5.2%	9.7%		8.7%		8.9%	8.8%
EBITDA	257	437	-41.2%	380	-32.4%	1,569	1,787	-12.2%
EBITDA margin (%)	7.6%	10.1%		10.5%		10.7%	9.0%

Production and shipments

Production and shipments decreased in 4Q19 in relation to 4Q18, due to the deconsolidation of the rebar units as from November 2018. Excluding the effects from divestments, shipments grew by 4%. In relation to 3Q19, a slight seasonal effect was observed in the reduction in sales, indicating that demand remains at healthy levels.

Operating Result

Net sales and cost of goods sold decreased in 4Q19 in relation to 4Q18, due to the aforementioned divestments, as well as to the lower prices in the period. In relation to 3Q19, the reduction in net sales is explained by the seasonal reduction in shipments and by the lower prices practiced in the period.

Cost of goods sold decreased in 4Q19 compared to 3Q19, due to lower volumes sold.

Gross profit and gross margin decreased in 4Q19 compared to 4Q18 and to 3Q19, mainly due to the narrowing of the metals spread. In 4Q19, the spread was at US$ 426/st, compared to US$ 470/st in 4Q18 and US$ 456/st in 3Q19.

The reduction in EBITDA and EBITDA margin in 4Q19 compared to 4Q18 lagged the reduction in gross profit and gross margin, mainly due to the decrease in selling, general and administrative expenses in the period. In relation to 3Q19, the decrease in EBITDA followed a path similar to that of gross profit in the period.

EBITDA (R$ million) and EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	4Q19	4Q18	∆	3Q19	∆	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	161	144	11.7%	153	5.2%	609	746	-18.3%
Shipments of steel	274	262	4.4%	279	-1.8%	1,059	1,307	-18.9%
Results (R$ million)
Net Sales	908	819	10.9%	771	17.8%	3,259	3,801	-14.3%
Cost of Goods Sold	(770)	(701)	9.8%	(643)	19.8%	(2,762)	(3,231)	-14.5%
Gross profit	138	118	17.2%	128	7.8%	497	570	-12.8%
Gross margin (%)	15.2%	14.4%		16.6%		15.3%	15.0%
EBITDA	182	128	42.1%	165	10.3%	673	679	-0.9%
EBITDA margin (%)	20.0%	15.6%		21.4%		20.7%	17.9%

Production and shipments

Steel production and shipments increased in 4Q19 in relation to 4Q18, supported by the higher shipments to Argentina and Peru, countries where the construction industry remains at healthy levels.

Operating Result

Net sales increased in 4Q19 compared to 4Q18, mainly due to the higher shipments.

The cost of goods sold increased in 4Q19 compared to 4Q18, reflecting the higher shipments.

Gross profit increased in 4Q19 compared to both 4Q18 and 3Q19. Gross margin expanded in 4Q19 compared to 4Q18, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold.

EBITDA and EBITDA margin increased in 4Q19 in relation to 4Q18, due to the growth in equity income, with the highlight the better performance of the joint venture in the Dominican Republic.

EBITDA (R$ million) and EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	4Q19	4Q18	∆	3Q19	∆	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	299	444	-32.6%	415	-28.0%	1,680	2,321	-27.6%
Shipments of steel	343	474	-27.6%	386	-11.1%	1,586	2,111	-24.9%
Results (R$ million)
Net Sales	1,397	1,989	-29.8%	1,621	-13.8%	6,702	8,159	-17.9%
Cost of Goods Sold	(1,373)	(1,814)	-24.3%	(1,476)	-7.0%	(6,168)	(7,065)	-12.7%
Gross profit	24	175	-86.3%	145	-83.4%	534	1,094	-51.2%
Gross margin (%)	1.7%	8.8%		8.9%		8.0%	13.4%
EBITDA	113	226	-50.1%	207	-45.4%	799	1,299	-38.5%
EBITDA margin (%)	8.1%	11.4%		12.8%		11.9%	15.9%

Production and shipments

In Brazil, crude steel production decreased in 4Q19 compared to 4Q18, influenced by the shutdown of the mill in Mogi das Cruzes, São Paulo. Shipments decreased in the same period, despite the higher vehicle sales, reflecting the destocking trend in the automotive chain and the weaker vehicle exports.

In the United States, the reductions in crude steel production and in shipments is explained by the weaker demand in the oil and gas sector and the lower vehicle production in the period.

Operating Result

The reductions in net sales and cost of goods sold in 4Q19 compared to both 4Q18 and 3Q19 is due to the lower shipments in Brazil and the United States.

Gross profit and gross margin decreased significantly in 4Q19 due to the lower capacity utilization rate in the period, which reduced the dilution of fixed costs.

The reduction in EBITDA in 4Q19 compared to 4Q18 accompanied the performance of gross profit and gross margin in the period.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	December 31, 2019	December 31, 2018
CURRENT ASSETS
Cash and cash equivalents	2,641,652	2,890,144
Short-term investments	3,652,949	459,470
Trade accounts receivable - net	2,672,370	3,201,656
Inventories	7,659,737	9,167,689
Tax credits	504,302	527,428
Income and social contribution taxes recoverable	483,088	445,561
Unrealized gains on financial instruments	2,846	30,711
Other current assets	618,769	780,423
	18,235,713	17,503,082

NON-CURRENT ASSETS
Tax credits	465,549	32,065
Deferred income taxes	4,071,219	3,874,054
Unrealized gains on financial instruments	-	2,706
Related parties	95,445	27,939
Judicial deposits	1,991,715	2,135,414
Other non-current assets	464,169	449,592
Prepaid pension cost	45,381	17,952
Advance for future investment in equity interest	-	375,456
Investments in associates and jointly-controlled entities	1,812,399	1,367,802
Goodwill	9,469,311	9,112,390
Leasing	777,314	-
Other Intangibles	673,262	836,096
Property, plant and equipment, net	15,901,493	15,546,481
	35,767,257	33,777,947

TOTAL ASSETS	54,002,970	51,281,029

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	December 31, 2019	December 31, 2018
CURRENT LIABILITIES
Trade accounts payable	3,762,768	4,335,054
Short-term debt	1,544,211	1,822,183
Debentures	18,015	2,755
Taxes payable	432,988	351,545
Income and social contribution taxes payable	205,092	395,682
Payroll and related liabilities	479,693	588,627
Dividends payable	50,968	169,616
Leasing payable	202,536	-
Employee benefits	495	157
Environmental liabilities	60,913	60,419
Unrealized losses on financial instruments	-	5,245
Other current liabilities	666,858	772,970
	7,424,537	8,504,253

NON-CURRENT LIABILITIES
Long-term debt	11,594,612	11,545,658
Debentures	2,893,029	1,536,118
Related parties	-	1,350
Deferred income taxes	517,413	118,368
Provision for tax, civil and labor liabilities	809,299	770,305
Environmental liabilities	51,395	72,228
Employee benefits	1,469,949	1,356,560
Obligations with FIDC	1,018,501	938,526
Leasing payable	601,733	-
Other non-current liabilities	449,375	499,092
	19,405,306	16,838,205

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(242,542)	(280,426)
Capital reserves	11,597	11,597
Retained earnings	5,644,706	4,806,089
Operations with non-controlling interests	(2,870,825)	(2,870,825)
Other reserves	5,163,584	4,814,988
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	26,955,701	25,730,604

NON-CONTROLLING INTERESTS	217,426	207,967

EQUITY	27,173,127	25,938,571

TOTAL LIABILITIES AND EQUITY	54,002,970	51,281,029

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)	For the three-month period ended on		For the year ended on
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
NET SALES	9,533,467	10,899,702	39,644,010	46,159,478

Cost of sales	(8,856,923)	(9,596,145)	(35,440,726)	(40,010,100)

GROSS PROFIT	676,544	1,303,557	4,203,284	6,149,378

Selling expenses	(117,788)	(138,493)	(476,339)	(570,431)
General and administrative expenses	(234,806)	(262,000)	(954,117)	(1,082,449)
Other operating income	329,286	82,041	636,847	235,421
Other operating expenses	(78,181)	(146,073)	(187,647)	(270,413)
Impairment of assets	-	-	-	-
Impairment loss on trade receivables	(5,349)	7,402	(21,044)	(9,914)
Results in operations with subsidiaries and associate company	-	(185,559)	-	(414,507)
Equity in earnings of unconsolidated companies	(2,376)	(28,796)	(17,050)	10,141

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	567,330	632,079	3,183,934	4,047,226

Financial income	85,566	81,580	223,213	204,000
Financial expenses	(403,836)	(424,802)	(1,469,754)	(1,579,341)
Bonds repurchases	-	(223,925)	-	(223,925)
Exchange variations, net	45,299	187,052	(247,555)	(322,621)
Gain and losses on financial instruments, net	1,153	(11,959)	(15,118)	32,092

INCOME (LOSS) BEFORE TAXES	295,512	240,025	1,674,720	2,157,431

Current	52,012	(210,567)	(240,400)	(629,209)
Deferred	(245,319)	359,707	(217,433)	798,160
Income and social contribution taxes	(193,307)	149,140	(457,833)	168,951

NET INCOME (LOSS)	102,205	389,165	1,216,887	2,326,382

(+) Maintenance Stoppage / Impacts of the Blast Furnace 1 reform of the Ouro Branco steel mill	131,110	-	368,813	-
(-) Tax reversal/provisions	(193,083)	-	(250,311)	-
(-) Results in operations with subsidiaries and associate company	-	185,559	-	414,507
(+) Bonds repurchases	-	223,925	-	223,925
(+) Income tax of extraordinary items	21,071	(486,647)	(40,291)	(457,400)
(=) Total of extraordinary items	(40,902)	(77,163)	78,211	181,032

ADJUSTED NET INCOME*	61,303	312,002	1,295,098	2,507,414

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)
	For the three-month period ended on		For the year ended on
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cash flows from operating activities
Net income (loss) for the year	102,205	389,165	1,216,887	2,326,382
Depreciation and amortization	539,672	503,926	2,074,295	1,891,814
Equity in earnings of unconsolidated companies	2,376	28,796	17,050	(10,141)
Exchange variation, net	(45,299)	(187,052)	247,555	322,621
(Gains) Losses on financial instruments, net	(1,153)	11,959	15,118	(32,092)
Post-employment benefits	46,437	45,251	165,487	189,603
Stock based remuneration	9,469	6,734	43,895	41,186
Income tax	193,307	(149,140)	457,833	(168,951)
Losses (Gains) on disposal of property, plant and equipment	3,819	(13,236)	2,129	(41,109)
Results in operations with subsidiaries and associate company	-	185,559	-	414,507
Impairment loss on trade receivables	5,349	(7,402)	21,044	9,914
Provision for tax, labor and civil claims	43,692	(127,690)	38,417	(56,409)
Reversal of contingent liabilities, net	(280,133)	-	(402,499)	-
Interest income on investments	(28,438)	(15,173)	(72,784)	(49,745)
Interest expense on loans	181,893	296,861	938,120	1,177,686
Interest on loans with related parties	(2,110)	(351)	(4,767)	(545)
Reversal of net realisable value adjustment in inventory	(27,438)	1,637	24,665	8,228
	743,648	969,844	4,782,445	6,022,949
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	770,250	1,186,732	656,831	71,631
Decrease (Increase) in inventories	1,219,552	(40,994)	1,556,713	(2,427,473)
(Decrease) Increase in trade accounts payable	(42,071)	278,640	(642,699)	900,388
(Increase) Decrease in other receivables	(25,707)	4,997	146,825	(118,988)
Decrease in other payables	(20,936)	(449,415)	(462,906)	(1,160,626)
Present value adjustment portion on leases	(77,799)	-	(83,620)	-
Dividends from jointly-controlled entities	5,085	6,218	44,037	55,357
Purchases of trading securities	(2,506,136)	(448,737)	(3,676,744)	(1,512,123)
Proceeds from maturities and sales of trading securities	12,418	655,292	521,616	1,629,595
Cash provided by operating activities	78,304	2,162,577	2,842,498	3,460,710

Interest paid on loans and financing	(261,928)	(363,442)	(945,027)	(1,162,364)
Income and social contribution taxes paid	(33,750)	(81,840)	(254,679)	(298,663)
Net cash (used) provided by operating activities	(217,374)	1,717,295	1,642,792	1,999,683

Cash flows from investing activities
Purchases of property, plant and equipment	(485,960)	(360,100)	(1,746,600)	(1,194,934)
Proceeds from sales of property, plant and equipment, investments and other intangibles	1,498	2,244,925	21,805	4,021,251
Purchases of other intangibles	(35,872)	(25,241)	(100,313)	(67,388)
Advance for future investment in equity interest	-	(375,456)	(94,687)	(375,456)
Capital decrease in joint venture	20,344	-	20,344	-
Net cash (used) provided in investing activities	(499,990)	1,484,128	(1,899,451)	2,383,473

Cash flows from financing activities
Purchase of treasury shares	-	(93,685)	-	(243,396)
Dividends and interest on capital paid	(67,954)	(220,756)	(484,173)	(599,099)
Proceeds from loans and financing	2,112,754	1,596,573	5,585,573	2,560,789
Repayment of loans and financing	(1,014,210)	(4,294,202)	(4,885,083)	(6,000,433)
Leasing payment	(3,202)	-	(161,824)	-
Intercompany loans, net	52,466	13,794	(64,089)	25,755
Net cash provided (used) in financing activities	1,079,854	(2,998,276)	(9,596)	(4,256,384)

Exchange variation on cash and cash equivalents	(12,254)	(108,199)	17,763	208,034

Increase (Decrease) in cash and cash equivalents	350,236	94,948	(248,492)	334,806
Cash and cash equivalents at beginning of period	2,291,416	2,795,196	2,890,144	2,555,338
Cash and cash equivalents at end of period	2,641,652	2,890,144	2,641,652	2,890,144

APPENDIX I – PRO FORMA RESULTS

To present the results of the business divisions excluding the effects from the divestment program, the pro forma Business Division and Consolidated results for 2018 follow:

Brazil BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	1,532	1,381	1,479	1,454	5,846
Shipments of steel	1,438	1,364	1,422	1,311	5,535
Results (R$ million)
Net Sales	3,611	3,798	4,390	3,946	15,745
Cost of Goods Sold	(2,929)	(3,139)	(3,602)	(3,374)	(13,044)
Gross profit	682	659	786	571	2,700
Gross margin (%)	18.9%	17.4%	17.9%	14.5%	17.2%
Adjusted EBITDA	751	743	891	647	3,032
Adjusted EBITDA Margin	20.8%	19.6%	20.3%	16.4%	19.3%

North America BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	1,328	1,297	1,221	1,008	4,854
Shipments of steel	1,061	1,125	1,027	1,003	4,216
Results (R$ million)
Net Sales	2,933	3,818	4,030	3,705	14,486
Cost of Goods Sold	(2,693)	(3,376)	(3,516)	(3,325)	(12,910)
Gross profit	240	442	514	380	1,576
Gross margin (%)	8.2%	11.6%	12.8%	10.3%	10.9%
Adjusted EBITDA	239	437	522	406	1,604
Adjusted EBITDA Margin	8.1%	11.4%	13.0%	11.0%	11.1%

South America BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	146	169	142	144	601
Shipments of steel	262	275	284	262	1,083
Results (R$ million)
Net Sales	691	808	907	819	3,225
Cost of Goods Sold	(533)	(667)	(762)	(701)	(2,713)
Gross profit	108	141	145	118	512
Gross margin (%)	15.6%	17.5%	16.0%	14.4%	15.9%
Adjusted EBITDA	154	174	185	128	641
Adjusted EBITDA Margin	22.3%	21.5%	20.4%	15.6%	19.9%

Special Steel BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	522	568	578	444	2,112
Shipments of steel	445	502	494	474	1,915
Results (R$ million)
Net Sales	1,557	1,931	2,116	1,989	7,593
Cost of Goods Sold	(1,321)	(1,633)	(1,819)	(1,814)	(6,587)
Gross profit	236	298	297	175	1,006
Gross margin (%)	15.2%	15.4%	14.0%	8.8%	13.2%
Adjusted EBITDA	283	351	342	226	1,202
Adjusted EBITDA Margin	18.2%	18.2%	16.2%	11.4%	15.8%

Consolidated - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	3,527	3,412	3,421	3,051	13,411
Shipments of steel	3,060	3,117	3,124	2,971	12,272
Results (R$ million)
Net Sales	8,443	9,937	10,927	10,270	39,577
Cost of Goods Sold	(7,167)	(8,397)	(9,177)	(9,006)	(33,747)
Gross profit	1,276	1,540	1,750	1,264	5,830
Gross margin (%)	15.1%	15.5%	16.0%	12.3%	14.7%
Adjusted EBITDA	1,410	1,657	1,899	1,373	6,339
Adjusted EBITDA Margin	16.7%	16.7%	17.4%	13.4%	16.0%

Divestments	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	638	575	548	170	1,931
Shipments of steel	811	718	564	196	2,289
Results (R$ million)
Net Sales	1,946	2,097	1,909	630	6,582
Cost of Goods Sold	(1,883)	(1,993)	(1,797)	(590)	(6,263)
Gross profit	63	104	112	40	319
Gross margin (%)
Adjusted EBITDA	74	99	114	31	318
Adjusted EBITDA Margin

Consolidated	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	4,165	3,987	3,969	3,221	15,342
Shipments of steel	3,871	3,835	3,688	3,167	14,561
Results (R$ million)
Net Sales	10,359	12,034	12,836	10,900	46,159
Cost of Goods Sold	(9,050)	(10,390)	(10,974)	(9,596)	(40,010)
Gross profit	1,339	1,644	1,862	1,304	6,149
Gross margin (%)	12.9%	13.7%	14.5%	12.0%	13.3%
Adjusted EBITDA	1,484	1,756	2,013	1,404	6,657
Adjusted EBITDA Margin	14.3%	14.6%	15.7%	12.9%	14.4%

APPENDIX II – ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) FACTORS

ESG Scorecard

The meeting of the Board of Directors held on February 18, 2020 approved, in addition to the ESG scorecard, the materiality matrix, the sustainability policy, the adjustments to internal regulations to reflect the new duties related to ESG and the monitoring of the activities for adhering to the Carbon Disclosure Project (CDP) and to System B.

The ESG Scorecard will be assessed by the Board of Directors and Strategy & Sustainability and Disclosure committees at a predefined frequency.

Risk management

Gerdau, through its existing processes and instruments, works on mitigating corporate, compliance and operating risks. Corporate risks are those associated with the Company’s strategy, its market and competition, the political and social environment, mergers and acquisitions and the availability of raw materials. Compliance risks are those related to compliance with the rules to which the Company and its employees are subject. Operating risks are related to internal processes, people or technology.

Risk factors include workplace safety, environmental, financial, tax, labor, operational, strategic, social, reputational, organizational climate, commercial and regulatory risks.

The Risk Management strategy is decentralized, capitalizes on and leverages the technical knowledge and profile of the professionals of each Business Division (Brazil BD, North America BD, South America BD and Special Steel BD). These divisions have controls in place to mitigate the risks identified and hold regular meetings to report results.

To act on material risks, the Company has established three lines of defense. The first line is the internal controls established in critical activities, procedures and guidelines with clear definitions of responsibilities, automated and manual controls and others.

The second line is related to management activities, including the monitoring, evaluation and improvement of processes and accountability. In addition to the work of the managers in the process to monitor their risks, the Internal Controls and Compliance areas support the Business in improving the control environment. The Compliance area is independent and reports to the Board of Directors. The Internal Controls area continuously assesses the control environment related to compliance with Sox Certification.

The third level is composed of the activities of the Internal Audit, which regularly conducts independent assessments of processes, supported by risk assessment, and reports periodically to the Audit Board and the Board of Directors.

The Internal Audit uses the annual plan to define the material risks and processes to be reviewed. Then it conducts a review to determine if the business areas comply with all laws and regulations, the Company’s policies and best practices. It also periodically monitors the action plans to ensure that corrective actions are being implemented to mitigate risks.

The Company structured its committees to ensure a network for protecting and monitoring its relevant risks and processes. To advise the Board of Directors, the Corporate Governance Comittee, Strategy and Sustainability Comittee, Compensation Comittee and Finance Comittee were created. To support the executive line in mitigating risks, there are the Risk Comittee, Disclosure Committee and other committees in the business divisions.

The Company also has a code of ethics for employees and another document for third parties, in addition to a Risk Management and Compliance Policy in place.

All employees undergo training and comply with the code of ethics, and everyone involved in sales activities has been trained in competition practices. All of our executives have completed training in anti-corruption practices.

Moreover, the code of ethics for third parties was submitted to all active suppliers and clients through e-mail, declarations of acceptance, purchase orders and/or formal contracts.

Gerdau’s ethics channel, which supports its risk management is a tool for complaints / ethical doubts and is available to employees and to external stakeholders on the internet, via e-mail, telephone or by contacting the Audit Board and intranet. The ethics channel also is promoted through regular campaigns and accountability via e-mails, posters, banners, intranet, is mentioned in various guidelines and is permanently included in presentations on Compliance and ethics.

The website https://ri.gerdau.com/en provides the market, regulatory agencies (CVM and SEC) and stock exchanges (B3, NYSE and Latibex), through the 20-F Form and Reference Form, all details on risk management and key factors to which the organization is exposed.

Overall compensation of management

The objectives of Gerdau’s compensation policy are: to attract and retain high performance executives based on competitive compensation practices; to encourage the achievement and surpassing of challenging goals; and to leverage short- and long-term results consistently and sustainably.

The Reference Form (FR), in addition to such definition, provides on item 13.1.b.iii: “All elements of the compensation of the Directors and Officers, as well as the policies that determine them, are proposed and managed by the Human Resources area and are subject to approval by the Board of Directors with the support of the Compensation Committee. Meanwhile, the Human Resources area draws on support from a specialized compensation consulting firm with global operations to determine the relative value of the positions (evaluation of position) and to seek reference values in the market. The reference market is formed by Brazilian companies similar in scale to Gerdau that operate at in the local and international markets, by foreign companies also similar in scale to Gerdau operating in the steel or related industries and by companies that compete for the same professionals.

Item 13.1.e also determines that: “Compensation is structured in a way to balance the short-, medium- and long-term incentives. In the short team, the base compensation aligned with best market practices should be sufficient to retain talent. For performance to create value in the short and medium term, the Short-Term Incentive (ICP) is structured in a way to reflect the selected indicators in the determination of executive compensation levels (EBITDA and Net Income), seeking to align management performance with the Company’s overall objectives and targets. In the long term, the objective is to promote alignment by structuring the granting of stock options and/or restricted shares and/or shares conditioned upon results and/or deferred shares and/or a combination thereof, which can be converted into long-term gains as the shares appreciate in the market, also considering that the exercise of part of the grants is dependent on the achievement of performance targets that currently are linked to Return on Capital Employed (ROCE).”

As described in item 12.1 of the FR, the Compensation Committee is responsible for defining the overall compensation amounts; revising the compensation and general salary adjustment practices; and examining and determining compensation plans and granting stock options, as well as benefits and retirement packages for officers and strategic executives. The Compensation Committee is responsible for participating in the establishment of evaluation criteria, as well as in the performance review of the Company’s key executives.

In terms of the Compensation Committee, procedures are adopted to ensure its independence. As described in item 12.5/6 of the FR, the Compensation Committee is composed of five members, two of whom are independent directors and one of whom is the coordinator of such body.

To ensure the independence of decisions related to compensation, the Company maintains a flow of analyses and deliberations that includes the people area, the Compensation Committee and the Board of Directors. One of the mechanisms for ensuring no conflicts of interest is prohibiting the participation of members affected by conflicts of interest with the matter on the agenda. The compensation of the Board of Directors is submitted for analysis only by its independent members.

The Compensation Committee holds three meetings per year to present matters related to the compensation and benefits of all employees. All meetings have an agenda and the minutes containing its recommendations are reported to the Board of Directors.

Throughout its 118 years, Gerdau has carried out four successions of generations, demonstrating the solidity of its governance and management process. On January 1, 2018, the Company took yet another step in this governance process, in which the members of the Gerdau Johannpeter family began to dedicate themselves exclusively to the Board of Directors. To lead this new phase of the Company, the Board of Directors chose Gustavo Werneck as the new CEO.

The three members of the Gerdau Johannpeter family, through December 31, 2017, were members of the executive committee and also members of the Board of Directors, receiving wages only as statutory executive officers, as described in item 13.1.b.v of the FR: “We inform that the members that accumulate the function of statutory officers and members of the Board of Directors are compensated only as statutory officers.” The same rule is currently applied to the CEO, which, as of April 2019, also was elected a member of the Board of Directors.

By dedicating themselves exclusively to the Board of Directors, their compensation was reduced in line with the new function.

In addition to the movement of the members of the Gerdau Johannpeter family, with the new governance, executive officers who previously were part of the Company’s management bodies were elected statutory officers. With this, their compensation now reported to the Securities and Exchange Commission of Brazil (CVM). Note that because these officers already were part of the Company’s executive team, there was no increase in costs.

The compensation of management, which follows market practices and is based on surveys conducted by various global compensation consulting firms, represents approximately 0.5% of EBITDA, which represents a ratio lower than that of most companies listed on the B3, according to issue no. 7 of the corporate governance yearbook published by Revista Capital Aberto.

Available at: https://capitalaberto.com.br/edicoes/especial/anuario-2019-2020/.

The Company also has performance review processes and the Statutory Officers are assessed by the Board of Directors. The Governance Committee is responsible for assessing the Board of Directors, using an individual questionnaire aligned with the best practices of the Brazilian Corporate Governance Institute (IBGC). The assessment also includes the adherence of each member and of the body as a whole with the business principles and purpose.

As described, Gerdau monitors market practices and trends in compensation. The Board of Directors, supported by the Compensation Committee, approved in October 2019 a new performance assessment and short-term incentive program valid as of 2020. The new model is aligned with the cultural transformation, focusing on collaboration, simplicity, value creation and meritocracy.

Moreover, starting in 2020, the maximum limit for variable compensation was reduced from 20% to 15% of Gerdau’s overall net income. The decision, which aims to align the payment of variable compensation with the interests of shareholders, was based on Gerdau’s historical data and on market references.

The long-term compensation plan (ILP) is the plan in which the executives, directors and officers are eligible to receive shares in the Company. As described in item 13.4.e of the FR: “The Plan aims to align the interests of the Company and its executives and shareholders over the medium and long term, especially by the granting of restricted shares and/or linked to the achievement of future results. Therefore, the gains for participants are heavily linked to the consistent delivery of results and to the appreciation in value of the Company over time. Furthermore, the possibility of becoming a shareholder attracts and retains the executives sought by the Company, making a positive contribution to the perpetuity of the business.”